UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 8-K

Current report

pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 6, 2014

TriCo Bancshares

(Exact name of registrant as specified in its charter)

California	0-10661	94-2792841
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

63 Constitution Drive, Chico, California	95973
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (530) 898-0300

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

On January 21, 2014, TriCo Bancshares (“TriCo”) and North Valley Bancorp (“North Valley”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) under which North Valley would merge with and into TriCo, with TriCo as the surviving corporation. As a result of the merger, the separate corporate existence of North Valley will cease and TriCo will continue as the surviving corporation. Immediately after the merger is completed, North Valley Bank, a California banking corporation and wholly-owned subsidiary of North Valley, is to merge with and into Tri Counties Bank, a California banking corporation and wholly-owned subsidiary of TriCo, with Tri Counties Bank being the surviving entity.

In the Merger Agreement, TriCo agreed that at the effective time of the merger, it would appoint three members of North Valley’s board of directors to the boards of directors of TriCo and Tri Counties Bank. TriCo has tentatively determined that the three North Valley directors to be appointed will be J. M. (“Mike”) Wells, Jr., Patrick W. Kilkenny and Martin A. Mariani. In addition, TriCo anticipates that Michael J. Cushman, North Valley’s President and Chief Executive Officer, will join TriCo as its Executive Vice President, Strategic Initiatives.

The mergers will not be completed unless a number of customary closing conditions are met, including, among others, approval of the merger by shareholders of both companies, the registration of the offering of the TriCo common stock to the North Valley shareholders under the Securities Act of 1933, as amended, the approval for listing of such stock on the Nasdaq Global Select Market, receipt of required regulatory and other approvals and the expiration of applicable statutory waiting periods, the accuracy of specified representations and warranties of each party, the receipt of tax opinions confirming certain tax aspects of the merger, North Valley’s satisfaction of certain financial measures shortly prior to closing, and the absence of any injunctions or other legal restraints.

The foregoing description of the mergers and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which was filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on January 22, 2014 which is incorporated herein by reference.

Additional information about the merger and where to find it

Investors and security holders are urged to carefully review and consider each of TriCo’s and North Valley’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by TriCo with the SEC may be obtained free of charge at TriCo’s website at www.tricountiesbank.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from TriCo by requesting them in writing to TriCo Bancshares, 63 Constitution Drive, Chico, California 95973, Attn: Investor Relations. The documents filed by North Valley with the SEC may be obtained free of charge at North Valley’s website at www.novb.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from North Valley by requesting them in writing to North Valley North Valley Bancorp, P.O. Box 994630, Redding, California 96099-4630, Attn: Investor Relations. The information on Trico’s website or North Valley’s website is not, and shall not be deemed to be, a part of this filing or incorporated into other filings it makes with the SEC.

TriCo has filed a preliminary registration statement with the SEC, which includes a preliminary joint proxy statement of TriCo and North Valley and a preliminary prospectus of TriCo, and each party will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and shareholders of TriCo and North Valley are urged to carefully read the entire registration statement and joint proxy statement/prospectus, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. A definitive joint proxy statement/prospectus will be sent to the shareholders of TriCo and North Valley. Investors and shareholders will be able to obtain the preliminary registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from TriCo or North Valley by writing to the addresses provided for each company set forth in the paragraph above.

TriCo, North Valley, their directors, executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from TriCo and North Valley shareholders in favor of the approval of the transaction. Information about the directors and executive officers of TriCo and their ownership of TriCo common stock is set forth in the proxy statement for TriCo’s 2013 annual meeting of shareholders, as previously filed with the SEC. Information about the directors and executive officers of North Valley and their ownership of North Valley common stock is set forth in the proxy statement for North Valley’s 2013 annual meeting of shareholders, as previously filed with the SEC. Shareholders may obtain additional information regarding the interests of such participants by reading the preliminary registration statement and the joint proxy statement/prospectus.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TRICO BANCSHARES

Date: June 6, 2014	/s/ Thomas J. Reddish
Thomas J. Reddish, Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)